SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 11) 1

United American Healthcare Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

90934C105

(CUSIP Number)

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212)  247-0581
Attn: Gary Herman

With a copy to

Olshan Grundman Frome Rosenzweig & Wolosky, LLP
65 East 55th Street
New York, NY 10019
(212) 451-2300
Thomas J. Fleming, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of February 12, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC n/a
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,679 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.71% (1)
14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of February 12, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 5,400 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 5,400 (1)
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,079 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.78% (2)
14	TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of February 12, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 90934C105	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 268,153(1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 464,679
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 268,153 (1)
	10	SHARED DISPOSITIVE POWER 464,679
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,832 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.00% (2)
14	TYPE OF REPORTING PERSON IN

(1)
This includes 216,984 shares of common stock held by the Bruce Galloway, IRA, 20,775 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose 2,930 shares held by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of February 12, 2010 in the Company’s Form 10-Q filed with the Securities and Exchange Commission on February 16, 2010.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.    Purpose of Transaction.

Item 4 is hereby amended to add the following:  On May 4, 2010 the Reporting Person sent a letter to the Company nominating three (3) individuals for election to the Company’s Board of Directors at the 2009 Annual Shareholders Meeting scheduled for June 29, 2010 (the “Nomination Letter”.  A copy of the Nomination Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.    Material to be Filed as an Exhibit.

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:  Nomination Letter

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2010	Strategic Turnaround Equity Partners, LP (Cayman) By:/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

May 4, 2010	Galloway Capital Management, LLC /s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

May 4, 2010	/s/ Gary L. Herman
Gary L. Herman

May 4, 2010	/s/ Bruce Galloway Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).